Exhibit (a)(1)(B)

TURTLE BEACH CORPORATION: EXCHANGE OFFER ELECTION FORM

I have received or have been provided access to the Offer to Exchange Eligible Stock Options for Replacement Options dated April 22, 2015 (the “Offer to Exchange”), this Election Form, the additional Terms of Election, the form of Option Agreement with respect to my replacement options (such form or an agreement with similar terms being referred to herein as the “Agreement”) and the Turtle Beach Corporation 2013 Stock-Based Incentive Compensation Plan (the “2013 Plan”). All terms used and not otherwise defined in this Election Form have the meanings given to them in the Offer to Exchange.

By completing, signing and delivering this Election Form, I hereby elect to exchange the eligible stock options to purchase Turtle Beach stock that I currently hold marked “YES” in the following table:

Grant Date	Plan (Type)	Exercise Price	Total Subject Shares (Vested)	Expiration Date	Exchange Ratio	Replacement Option Shares (Vested)	Cliff Vest Date (Amount)	Monthly Vesting Date (Amount)	Elect to Exchange
☐ YES ☐ NO

I understand that if I elect to exchange any particular eligible stock option, I must exchange that eligible stock option grant in its entirety. For each eligible stock option grant I have elected to exchange, Turtle Beach has informed me that I will receive, upon the terms and subject to the conditions in the Offer to Exchange, this Election Form, the additional Terms of Election, the Agreement and the 2013 Plan (which together constitute the “offer”), a replacement option to purchase a smaller number of shares of Turtle Beach common stock set forth above at an exercise price equal to the closing price of Turtle Beach’s common stock as reported on the NASDAQ Global Market on the Replacement Option Grant Date, which grant shall vest (i) with respect to the portion of the applicable eligible stock option that has vested as of the Replacement Option Grant Date, upon the issuance thereof and (ii) with respect to the portion of the applicable eligible stock option that has not vested as of the Replacement Option Grant Date, in equal monthly installments over the period which such portion of the applicable eligible stock option was scheduled to vest plus 6 months as set forth above. I understand that if I have not clearly indicated my acceptance above or otherwise not properly completed this Election Form, Turtle Beach will be entitled, in its sole discretion, to (a) request that I return a new Election Form indicating my election, (b) interpret my Election Form to be an election to exchange all option grants listed in the above table for which I have not checked “NO” or (c) reject my Election Form and not exchange any of my eligible stock options. I understand that if my current eligible stock options are not exchanged for any reason such options will continue to be governed by their existing terms and conditions.

I hereby surrender my entire ownership interest in the eligible stock options that I elect to exchange, and I have been informed that they will be cancelled and become null and void on the date Turtle Beach accepts my options for exchange. I agree that I will have no further right or entitlement to purchase shares of Turtle Beach’s common stock under the eligible stock options accepted by Turtle Beach for exchange or have any other rights or entitlements under such options. I acknowledge that this election is entirely voluntary and that, in making such election, I have not relied upon the statements or advice of Turtle Beach or any of its officers, directors, employees, representatives, advisors or agents or the statements or advice of any other third-parties that are assisting Turtle Beach in implementing the Exchange Offer.

I acknowledge that upon the occurrence of any of the conditions set forth in Section 7 of the Offer to Exchange, Turtle Beach may terminate or amend the offer and postpone its acceptance and cancellation of any eligible stock options I elect for exchange. I acknowledge that the replacement options will be subject to the terms and conditions set forth in the 2013 Plan and the Agreement, which will constitute a binding agreement between Turtle Beach and me, and that the replacement options will be non-qualified stock options for U.S. federal income tax purposes, even if my eligible stock options being replaced are incentive stock options. I further acknowledge that, with respect to the portion of any eligible stock option that has not vested as of the Replacement Option Grant Date, the period over which such portion was scheduled to vest in equal installments will be extended by 6 months and such portion will vest in equal monthly installments. I acknowledge that I will be unable to exercise any unvested portion of my replacement options prior to the vesting thereof. I have reviewed (i) the form of Agreement filed as an exhibit to the Schedule TO and (ii) the 2013 Plan. Turtle Beach will send me a final Agreement (with all the blanks filled in) after the grant date. I further acknowledge that if I do not remain an eligible participant through the Replacement Option Grant Date, my eligible stock options will not be exchanged, I will not receive any replacement options or any other consideration for such eligible stock options and such eligible stock options will continue to be governed by their existing terms and conditions.

Signature	Date and Time

Name Printed	Turtle Beach Office in Which Employed

Daytime Telephone Number	Email Address

INSTRUCTIONS FOR ELECTION FORM AND AGREEMENTS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Election Form. Turtle Beach must receive your properly completed, signed and dated Election Form before the offer expires, which is currently scheduled for 8:59 p.m., U.S. Pacific Time, on May 19, 2015 (or such later date as may apply if the Exchange Offer is extended). Any Election Form received after that time will not be accepted. Delivery must be by one of the following methods:

Via electronic delivery:	Scan and email it to optionexchange@turtlebeach.com

Via facsimile:	Turtle Beach Corporation, Attn: Kezban Terralavoro, 914-345-2266

Via mail, courier or hand delivery:	Turtle Beach Corporation
Attn: Kezban Terralavoro
100 Summit Lake Drive, Suite 100
Valhalla, New York 10595

Via mail, courier or hand delivery (after April 27, 2015 only):	Turtle Beach Corporation
Attn: Megan Wynne
12220 Scripps Drive, Suite 100
San Diego, California 92131

Turtle Beach intends to confirm receipt of your Election Form within two business days of its arrival. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have properly received your election. You may confirm that your documents have been received by calling Megan Wynne at (858) 914-2434 or by sending an email to optionexchange@turtlebeach.com.

The method of delivery of any document is at your election and risk. If you choose to submit an Election Form, your election will be effective upon receipt. If hand delivery is not feasible, we recommend that you send it via electronic delivery or facsimile, and then follow up with a telephone call or email to confirm receipt by the deadline. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

Turtle Beach will not accept any alternative, conditional or contingent offers to exchange eligible stock options. All eligible participants electing to exchange eligible stock options, by execution of the Election Form, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the Offer to Exchange.

2. Withdrawal of Election. Elections to exchange made pursuant to the offer may be withdrawn at any time prior to the expiration of the offer as described in the Section 4 of the Offer to Exchange by completing a Notice of Withdrawal in accordance with the terms thereof and the offer. Turtle Beach must receive your properly completed, signed and dated Notice of Withdrawal before the offer expires, which is currently scheduled for 8:59 p.m., U.S. Pacific Time, on May 19, 2015 (or such later date as may apply if the Exchange Offer is extended). Only your most recent properly complete Election Form or received by the Company as of the expiration of the Exchange Offer will be processed in accordance with the terms of the Exchange Offer. All other Election Forms or Notices of Withdrawal completed by you will be disregarded.

3. Requests for Assistance or Additional Copies. If you have any questions about the offer please call Megan Wynne at (858) 914-2434, or send an e-mail with your question(s) to optionexchange@turtlebeach.com. If you would like to receive an additional copy of this Election Form or a Notice of Withdrawal, you may request such form by e-mailing optionexchange@turtlebeach.com or contacting Megan Wynne, Vice President, Legal & Licensing, at 858-914-2434. All copies will be furnished promptly at Turtle Beach’s expense. You may also contact Turtle Beach by fax or through regular mail using the contact information listed above.

4. Irregularities. All questions as to the number of shares subject to eligible stock options to be accepted for exchange and the number of replacement options to be granted, and any questions as to form of documents and the validity (including eligibility and time of receipt), form and acceptance of any eligible stock options elected to be exchanged will be determined by Turtle Beach in its sole discretion, which determinations shall be final and binding on all interested persons. Turtle Beach reserves the right to reject any or all elections to exchange eligible stock options that Turtle Beach determines not to be in appropriate form or the acceptance of which may, in the opinion of Turtle Beach’s counsel, be unlawful. Turtle Beach also reserves the right to waive any of the conditions of the offer and any defect or irregularity in any election to exchange eligible stock options, and Turtle Beach’s interpretation of the terms of the offer (including these instructions) will be final and binding on all parties. No election to exchange eligible stock options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with an election to exchange eligible stock options must be cured within such time as Turtle Beach shall determine. Neither Turtle Beach nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange eligible stock options, and no person will incur any liability for failure to give any such notice.

5. Additional Documents to Read. You should read the Offer to Exchange (including any documents incorporated by reference therein), this Election Form, the Terms of Election, the 2013 Plan, the form of Agreement and the other documents filed by Turtle Beach on Schedule TO with respect to the offer before deciding to participate in the offer.

6. Important Information. You should consult your own legal, financial, accounting, tax and other advisors and refer to Section 15 of the Offer to Exchange, which contains important U.S. federal income tax information, regarding your decision to participate in the offer.

7. Data Privacy. By accepting the offer, you explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by Turtle Beach for the exclusive purpose of implementing, administering and managing your participation in the offer.

You have been advised that Turtle Beach may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social security number, social insurance number or other identification number, salary, nationality, job title, any shares of stock held in Turtle Beach and details of all stock options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing Turtle Beach stock and other employee benefit plans and this offer (“Data”). You have been advised that Data may be transferred to any third parties assisting in the implementation, administration and management of the offer, that these recipients may be located in your country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than in your country. You have been advised that you may request a list of the names and addresses of the recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in Turtle Beach’s stock and other employee benefit plans and this offer. You have been advised that Data will be held only as long as is necessary to implement, administer and manage your participation in the stock and other employee benefit plans and this offer. You have been advised that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or if you are a resident of certain countries, refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You have been advised that refusing or withdrawing your consent may affect your ability to participate in this offer.

8. Acknowledgement and Waiver. By accepting this offer, you acknowledge that: (i) the offer is established voluntarily by Turtle Beach, it is discretionary in nature and it may be extended, modified, suspended or terminated by Turtle Beach at any time, as provided in the offer; (ii) the grant of replacement options is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any Turtle Beach stock plan, if any, will be at the sole discretion of Turtle Beach; (iv) your acceptance of the offer will not create a right to employment or continued service or be interpreted to form an employment or consulting agreement with Turtle Beach, its subsidiaries or its affiliates and, subject to applicable law and any other binding agreement between you and Turtle Beach, will not interfere with the ability of Turtle Beach to terminate your employment or consulting relationship at any time with or without cause; (v) your acceptance of the offer is voluntary; (vi) the future value of Turtle Beach’s shares is uncertain and cannot be predicted with any certainty; (vii) the offer, the exchanged eligible stock options and the replacement options are outside the scope of your employment contract or consulting agreement, if any, and are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (viii) if you accept the offer and receive an award of replacement options and obtain shares of Turtle Beach common stock pursuant to such award, the value of the shares acquired may increase or decrease in value; (ix) you have been advised of the risks associated with your participation in the offer including those described under the heading “Risks Related to the Exchange Offer” contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of any replacement options or shares acquired pursuant to the replacement options you may receive as a result of participating in the offer and you irrevocably release Turtle Beach and its subsidiaries and affiliates from any such claim that may arise.

9. Electronic Delivery of Documents. Any document relating to participation in the offer or any notice required or permitted by the Offer to Exchange or this Election Form shall be given in writing and shall be deemed effectively given only upon receipt by Turtle Beach. The Offer to Exchange, this Election Form, the Terms of Election, the Agreement, the 2013 Plan and any other communications to option holders in connection with the offer (collectively, the “documents”) may be delivered to you electronically. In addition, you may deliver electronically to Turtle Beach this Election Form. Such means of electronic delivery may include, but do not necessarily include, the delivery of the document via email or such other means of electronic delivery specified by Turtle Beach. By executing this Election Form, you acknowledge that you have read this Instruction and consent to the electronic delivery of the documents. You acknowledge that you may receive from Turtle Beach a paper copy of any documents delivered electronically at no cost to you by contacting Turtle Beach by telephone or in writing using the contact information set forth in the Offer to Exchange. You further acknowledge that you will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, you have been advised that you must provide Turtle Beach with a paper copy of any documents if the attempted electronic delivery of such documents fails. You may revoke your consent to the electronic delivery of documents described in this Instruction or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying Turtle Beach of such revoked consent or revised email address by telephone, postal service or electronic mail. Finally, you have been advised that you are not required to consent to electronic delivery of documents described in this Instruction.

10. Governing Law and Documents. The Election Form is governed by, and subject to, United States federal and California state law (without regard to such state’s conflict of law rules), as well as the terms and conditions set forth in the Offer to Exchange. For purposes of litigating any dispute that arises under the Election Form, the parties hereby submit to and consent to the exclusive jurisdiction of California.

TURTLE BEACH MUST RECEIVE YOUR PROPERLY COMPLETED, SIGNED AND DATED ELECTION FORM BEFORE THE OFFER EXPIRES, WHICH IS CURRENTLY SCHEDULED FOR 8:59 P.M., U.S. PACIFIC TIME, ON MAY 19, 2015 (OR SUCH LATER DATE AS MAY APPLY IF THE EXCHANGE OFFER IS EXTENDED).